Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Energy Infrastructure Fund, Inc.

Commission File No. 811-21593

Kayne Anderson NextGen Energy & Infrastructure, Inc.

Commission File No. 811-22467

1 KMF’s tender offer is conditioned upon the Merger being approved by KYN and KMF stockholders. Fund Advisors Kayne Anderson Energy Infrastructure Fund and Kayne Anderson NextGen Energy & Infrastructure Announce Proposed Merger Houston, TX – March 27, 2023 – KA Fund Advisors, LLC (“Kayne Anderson”), which serves as the investment adviser to Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) and Kayne Anderson NextGen Energy & Infrastructure, Inc. (NYSE: KMF), today announced that KYN and KMF have entered into a definitive merger agreement to combine the two funds (the “Merger”). Pursuant to this agreement, KMF will be acquired by KYN. The Merger has been unanimously approved by each fund’s Board of Directors and is subject to KYN and KMF stockholder approval. Key highlights of the Merger and related transactions include:  Combined entity positioned to capitalize on favorable industry outlook and navigate current market conditions;  KMF common stockholders to be issued KYN common stock in NAV - for - NAV exchange;  Merger expected to qualify as a tax - free reorganization and is not expected to be a taxable event for KYN or KMF stockholders;  KMF to conduct a tender offer for 15% of its outstanding shares prior to closing of the Merger 1 ;  Kayne Anderson agrees to implement new management fee waivers for KYN;  In a separate announcement earlier today, KYN announced a one cent per share increase to its quarterly distribution rate (raising it to 21 cents per share, representing a 5% increase); and  KYN management intends to recommend an additional one cent per share increase to KYN’s quarterly distribution rate (raising it to 22 cents per share, representing a cumulative 10% increase) once the Merger is completed. See “Merger Details”, “KMF Tender Offer”, “KYN and KMF Distributions”, “Kayne Anderson Fee Waivers” and “Portfolio Commentary” for additional details. Jim Baker, President, CEO and Chairman of KYN and KMF said “We are pleased to announce this combination. This Merger is about positioning for the future and capitalizing on long - term tailwinds in the energy infrastructure sector. KYN’s investment objective and focus remain unchanged following completion of the Merger. We will continue to thoughtfully invest in the North American energy infrastructure sector, and stockholders of the combined entity will have exposure to the largest macro trends in the energy industry – energy security and the energy transition.” Mr. Baker continued, “In the face of volatile equity markets and an uncertain economic outlook, the funds are fortunate to undertake this proposed combination from a position of financial strength and are well positioned to navigate these market conditions. Our goal is to solidify KYN as the premier entity to provide closed - end fund investors with exposure to a portfolio of energy infrastructure investments.” Page 1 of 5

Bill Shea, Lead Independent Director of KYN and KMF commented, “The structure of this transaction is compelling for KYN and KMF stockholders, which is underscored by the unanimous support of each fund’s Board of Directors. The sizable KMF tender offer, KYN’s distribution increases, and the fee waivers Kayne Anderson is providing to the combined entity should serve as powerful signals of Kayne Anderson’s commitment to ensuring this is a ‘win - win’ for KYN and KMF investors. KMF’s tender offer, which gives each stockholder the option to participate, provides an efficient way for KMF investors seeking liquidity to monetize their shares.” Mr. Baker continued, “Earlier today we announced a one cent per share increase to KYN’s quarterly distribution and we plan to recommend an additional one cent per share increase once the Merger closes. These actions are consistent with one of our primary long - term goals – providing investors with an attractive distribution. For KMF’s stockholders, this will result in an estimated 22% increase in their quarterly distribution rate once the Merger is completed. 2 While we are disappointed with each fund’s price to NAV discounts, we continue to believe that paying an attractive distribution is one of the most effective ways to address this discount and reward long - term investors.” Mr. Baker concluded, “As the largest closed - end fund focused on the energy infrastructure sector, KYN is a natural consolidator in the space. We are confident the combined entity is well positioned to pursue additional fund acquisitions on favorable terms for its stockholders. KYN’s investors should continue to benefit from the potential cost savings that come with increased size and scale, enhanced trading liquidity, ‘best in class’ access to the capital markets, and additional public and private investment opportunities in the energy infrastructure sector.” Merger Details The Merger has been unanimously approved by each fund’s Board of Directors, having determined that it is in the best interests of each fund. KYN and KMF expect the Merger to be completed during fiscal 2023, subject to obtaining KYN and KMF stockholder approval, compliance with all regulatory requirements and the satisfaction of customary closing conditions. Kayne Anderson anticipates sending offering and proxy materials to stockholders during the second quarter of fiscal 2023, with the stockholder meetings to approve the Merger scheduled to take place on June 20, 2023. The record date for the stockholder meetings is March 27, 2023. Upon completion of the Merger, the outstanding common stock of KMF will be exchanged for newly issued common stock of KYN, with KYN acquiring substantially all the assets and liabilities of KMF. The exchange ratio will be based on the relative per share net asset values (“NAV”) of each fund immediately prior to the Merger’s closing date. As of March 24, 2023, KYN’s NAV per share was $9.51, and KMF’s was $8.41. For illustrative purposes, if these were the per share NAVs on the day prior to closing of the Merger, then KMF stockholders would be issued approximately 0.884 shares of KYN for each share of KMF. The Merger is expected to qualify as a tax - free reorganization for federal income tax purposes and, as a result, it is not expected to be taxable to stockholders of KYN or KMF. KYN is not expected to incur any incremental income tax liability (on a net basis) related to the Merger. KMF Tender Offer Subject to the Merger being approved by KYN and KMF stockholders, KMF will commence a tender offer prior to the Merger closing for 15% of its outstanding shares of common stock at a price equal to 95% of NAV per share. For illustrative purposes, using KMF’s per share NAV and stock price as of March 24, 2023, the tender offer would represent a 19% premium to KMF’s market price on such date. 2 Estimate based on (i) the relative per share NAVs of KYN and KMF as of March 24, 2023 and (ii) a 22 cent per share quarterly distribution rate for KYN once the Merger closes. Page 2 of 5

KMF management, its Board of Directors, and Kayne Anderson have agreed to not participate in the tender offer. KYN and KMF Distributions Earlier today, KYN announced a one cent increase in its quarterly distribution rate to 21 cents per share (a 5% increase). This distribution will be paid on April 17, 2023. KYN management also announced its intention to recommend to its Board of Directors a one cent per share increase in KYN’s quarterly distribution (raising it to 22 cents per share) once the Merger is completed. The cumulative impact would be a 10% increase in KYN’s distribution rate relative to the distribution paid to stockholders during the first quarter of fiscal 2023. KYN management plans to make this recommendation to its Board of Directors during the fiscal quarter following the Merger’s closing. Earlier today, KMF announced a quarterly distribution of 16 cents per share. This distribution will be paid on April 17, 2023. Based on KYN’s current quarterly distribution rate (21 cents per share) and the illustrative exchange ratio outlined in “Merger Details,” this equates, on a pro forma basis, to a 16% increase in the quarterly distribution rate for KMF stockholders. Based on KYN’s expected quarterly distribution rate once the Merger closes (22 cents per share), this would equate to a 22% increase in the quarterly distribution rate for KMF stockholders. Kayne Anderson Fee Waivers Subject to the Merger being completed, Kayne Anderson has agreed to revise its management fee waiver agreement with KYN to significantly reduce the asset value thresholds for such fee waivers to be applicable. The table below outlines the current and revised management fee waivers: In addition to the management fee waivers summarized above, Kayne Anderson has also agreed to waive an amount of management fees (based on assets at closing of the Merger) such that pro forma, run - rate management fees payable to Kayne Anderson are the same amount as the aggregate, run - rate management fees payable if KYN and KMF had remained standalone funds. This waiver will last for three years and is estimated to be approximately $0.7 million per year based on KYN and KMF assets as of February 28, 2023. Portfolio Commentary KYN’s investment objective is to provide a high after - tax total return with an emphasis on making cash distributions to stockholders. KYN intends to achieve this objective by investing at least 80% of its total assets in securities of energy infrastructure companies, which include midstream companies, renewable infrastructure companies, and utility companies. KYN’s portfolio is primarily comprised of 3 Represents the management fee, after giving effect to the fee waiver, applicable to the incremental total assets at each tier. 4 Initial asset tier for fee waiver of $2.4 billion in this table is illustrative and based on KYN and KMF assets as of February 28, 2023. The actual amount of the first asset tier will be equal to the combined fund’s assets at the closing of the Merger. Page 3 of 5 KYN Asset Tiers for Fee Waiver Impact of Management Management Current Revised Change Fee Waiver Fee 3 $0 to $4.0 billion $0 to $2.4 billion 4 0.000% 1.375% $4.0 billion to $6.0 billion $2.4 billion 4 to $4.0 billion $1.6 billion lower 0.125% 1.250% $6.0 billion to $8.0 billion $4.0 billion to $6.0 billion $2.0 billion lower 0.250% 1.125% Greater than $8.0 billion Greater than $6.0 billion $2.0 billion lower 0.375% 1.000%

Page 4 of 5 investments in North American - focused energy infrastructure companies, with equity investments in midstream companies comprising over 80% of its current portfolio. KMF is also focused on investing in energy infrastructure companies, and its portfolio is similar to KYN. A larger percentage of KMF’s holdings are utilities and renewable infrastructure companies and, correspondingly, a smaller percentage of KMF’s portfolio is invested in midstream companies (including natural gas & LNG infrastructure companies). Over 50% of KMF’s holdings are in “NextGen Companies,” which are defined as companies participating in, or benefiting from, the global transition to renewables and lower carbon sources of energy (also referred to as “the energy transition”). Once the Merger closes, KYN does not plan to have the “NextGen Company” designation on its schedule of investments. The energy industry is rapidly evolving and one of the biggest macro trends influencing these changes is the energy transition. We believe the points of distinction between traditional energy infrastructure companies and NextGen Companies have become less relevant for investment decision - making purposes as a larger portion of the energy infrastructure sector has engaged in energy transition - related investments. For example, traditional midstream companies are participating in the energy transition through investments in projects supporting carbon capture and sequestration, renewable natural gas, renewable diesel, and hydrogen. KYN’s existing portfolio has meaningful exposure to this theme, and this exposure will grow over the next decade as the energy infrastructure sector takes a larger role in the energy transition. Importantly, KYN’s investment mandate (i) provides flexibility for the combined entity to invest across a full spectrum of companies in the energy infrastructure industry and (ii) dynamically shift portfolio allocations among the different industry subsectors in an effort to generate attractive risk - adjusted returns for stockholders. Where You Can Find Information on the Merger For more information about the Merger, please see the presentation titled “Kayne Anderson Closed - End Fund Update: Overview of KYN & KMF Merger” along with the “Frequently Asked Questions” document posted on www.kaynefunds.com/insights . More information on the Merger will be contained in the preliminary joint proxy statement/prospectus filed with the Securities and Exchange Commission (SEC) on the date of this press release. KYN and KMF expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain information about the Merger following a review period with the SEC. ### This information is provided for general informational purposes only. It does not constitute, and should not be construed as, tax, legal, investment, or other professional advice and cannot be used or relied upon for the purpose of avoiding tax penalties. Investors should consult their tax adviser or legal counsel for advice and information concerning their particular situation. Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) is a non - diversified, closed - end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. KYN’s investment objective is to provide a high after - tax total return with an emphasis on making cash distributions to stockholders. KYN intends to achieve this objective by investing at least 80% of its total assets in securities of Energy Infrastructure Companies. See Glossary of Key Terms in KYN’s most recent annual report for a description of these investment categories and the meaning of capitalized terms. Kayne Anderson NextGen Energy & Infrastructure, Inc. (NYSE: KMF) is a non - diversified, closed - end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. KMF’s investment objective is to provide a high level of total return with an emphasis on making cash distributions to its stockholders. KMF seeks to achieve its investment objective by investing at least 80% of its total assets in securities of Energy Companies and Infrastructure Companies. KMF anticipates that the majority of its investments will consist of investments in “NextGen” companies, which we define as Energy Companies and Infrastructure Companies that are meaningfully participating in, or benefitting from, the Energy Transition. See Glossary of Key Terms in KMF’s most recent annual report for a description of these investment categories and the meaning of capitalized terms. This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of any securities in any jurisdiction in which such offer or sale is not permitted. Nothing contained in this press release is intended to recommend any

Page 5 of 5 investment policy or investment strategy or consider any investor’s specific objectives or circumstances. Before investing, please consult with your investment, tax, or legal adviser regarding your individual circumstances. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of KYN or KMF. The proposed KMF tender offer would be made solely by a formal tender offer document when available. KMF stockholders should read that document when it is available. This press release contains forward - looking statements related to the proposed tender offer, including the timing and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual terms to differ from those described in the forward - looking statements. CAUTIONARY NOTE REGARDING FORWARD - LOOKING STATEMENTS: This communication contains statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events. These and other statements not relating strictly to historical or current facts constitute forward - looking statements as defined under the U.S. federal securities laws. Forward - looking statements involve a variety of risks and uncertainties. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; energy industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in detail in each fund’s filings with the SEC, available at www.kaynefunds.com or www.sec.gov. Actual events could differ materially from these statements or from our present expectations or projections. You should not place undue reliance on these forward - looking statements, which speak only as of the date they are made. Kayne Anderson undertakes no obligation to publicly update or revise any forward - looking statements made herein. There is no assurance that either fund’s investment objectives will be attained. Contact: Investor Relations at 877 - 657 - 3863 or cef@kaynecapital.com